SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
       (Amendment No. 2 to Amended and Restated Schedule 13D)*

                            Tidewater Inc.

                           (Name of Issuer)

Common Stock, Par Value $.10 Per Share and Associated Rights to Purchase
           Shares of Series A Participating Preferred Stock

                    (Title of Class of Securities)

                             886423 10 2

                            (CUSIP Number)


        Lester Pollack                                 With a copy to
      Corporate Advisors, L.P.                       Timothy G. Massad
       One Rockefeller Plaza                      Cravath, Swaine & Moore
     New York, New York 10020                        825 Eighth Avenue
          (212) 632-4844                         New York, New York 10019
                                                      (212) 474-1000


     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           August 24, 1995

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 9 pages

                             SCHEDULE 13D

 CUSIP No. 886423  10  2                             Page 2 of 9 Pages

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corporate Partners, L.P.

- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
  3  SEC USE ONLY
- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
        NUMBER OF                          7    SOLE VOTING POWER
         SHARES                                 -0-
       BENEFICIALLY                        8    SHARED VOTING POWER
      OWNED BY EACH                             -0-
        REPORTING                          9    SOLE DISPOSITIVE POWER
       PERSON WITH                              -0-
                                          10    SHARED DISPOSITIVE POWER
                                                -0-

- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,394,683
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     6.4%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                     Page 3 of 9 Pages

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corporate Offshore Partners, L.P.

- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
  3  SEC USE ONLY
- --------------------------------------------------------------------------------
     SOURCE OF FUNDS*
  4  OO
- --------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  5  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
- --------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
  6  Bermuda
- --------------------------------------------------------------------------------
         NUMBER OF                7  SOLE VOTING POWER
          SHARES                     -0-
       BENEFICIALLY                  SHARED VOTING POWER
      OWNED BY EACH               8  -0-
       REPORTING                     SOLE DISPOSITIVE POWER
      PERSON WITH                 9  -0-
                                 10  SHARED DISPOSITIVE POWER
                                     -0-
- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     243,316
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED
 13  BY AMOUNT IN ROW (11)
     0.5%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                           Page 4 of 9 Pages

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     State Board of Administration of Florida

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
- --------------------------------------------------------------------------------
 3   SEC USE ONLY
- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
- --------------------------------------------------------------------------------
          NUMBER OF                          7     SOLE VOTING POWER
           SHARES                                  -0-
        BENEFICIALLY                         8     SHARED VOTING POWER
       OWNED BY EACH                               -0-
         REPORTING                           9     SOLE DISPOSITIVE POWER
        PERSON WITH                                -0-
                                             10    SHARED DISPOSITIVE POWER
                                                   -0-
- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     355,000
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     0.7%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     OO
- --------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                      Page 5 of 9 Pages

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corporate Advisors, L.P.

- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
  3  SEC USE ONLY
- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER
                 NUMBER OF              -0-
                  SHARES             8  SHARED VOTING POWER
                BENEFICIALLY            3,992,999
               OWNED BY EACH         9  SOLE DISPOSITIVE POWER
                 REPORTING              -0-
                PERSON WITH         10  SHARED DISPOSITIVE POWER
                                        3,992,999

- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,992,999
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     7.5%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
- -------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 886423  10  2                                     Page 6 of 9 Pages

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFCP Corp.

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
 3   SEC USE ONLY
- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- --------------------------------------------------------------------------------
              NUMBER OF                          7     SOLE VOTING POWER
                SHARES                                 -0-
             BENEFICIALLY                        8     SHARED VOTING POWER
            OWNED BY EACH                              3,992,999
             REPORTING                           9     SOLE DISPOSITIVE POWER
            PERSON WITH                                -0-
                                                10     SHARED DISPOSITIVE POWER
                                                       3,992,999
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,992,999
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     7.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 to the Amended and Restated Schedule 13D filed on October 27, 1993 (which incorporated prior Amendments No. 1, 2, 3, 4, 5 and 6 to the Schedule 13D as originally filed), including the statement attached thereto (the "Statement"), is filed on behalf of Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, Corporate Advisors, L.P. and LFCP Corp. Capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Statement.


Item 4.  Purpose of Transaction.

          Item 4 of the Statement is hereby amended by adding the following paragraph after the fifth paragraph of such Item 4 (as previously amended):

          As described in greater detail in Item 6, on August 24, 1995, Corporate Partners requested that Tidewater file a registration statement for the sale of 1,700,318 shares of Tidewater Common Stock owned by Corporate Partners. Corporate Offshore Partners requested that Tidewater include in such registration statement 121,872 shares of Tidewater Common Stock owned by Corporate Offshore Partners, and the State Board requested that Tidewater include in such registration statement 177,810 shares of Tidewater Common Stock owned by the State Board, constituting an aggregate of 2,000,000 shares for all three Purchasers.

Item 5.  Interest In Securities of the Issuer.

          Items 5(a) and 5(b) of the Statement are hereby amended by adding the following paragraph immediately following the sixth paragraph of such Item 5:

          If the Purchasers consummate the sale of the 2,000,000 shares of Tidewater Common Stock proposed to be sold by the Purchasers in the Public Offering described in Item 6, (i) the number of shares of Tidewater Common Stock owned by Corporate Partners would be reduced to 1,694,365, representing 3.2% of the 53,271,255 shares of Tidewater Common Stock that Tidewater reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, to be outstanding as of July 21, 1995, (ii) the number of

                          Page 7 of 9 Pages
     shares of Tidewater Common Stock owned by Corporate Offshore Partners would be reduced to 121,444, representing .2% of such outstanding shares, (iii) the number of shares of Tidewater Common Stock owned by the State Board would be reduced to 177,190, representing .3% of such outstanding shares and (iv) the number of shares of Tidewater Common Stock that may be deemed to be beneficially owned by Corporate Advisors and LFCP would be reduced to 1,992,999, representing 3.7% of such outstanding shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Item 6 of the Statement is hereby amended by adding the following paragraph immediately after the 22nd paragraph of such Item 6:

          On August 24, 1995, Corporate Partners requested, pursuant to Section 2.1(a) of the Stockholder Agreement between Tidewater and Corporate Partners that Tidewater file a registration statement under the Securities Act of 1933, as amended (the "Registration Statement"), relating to a proposed public offering (the "Public Offering") by Corporate Partners of 1,700,318 shares of Tidewater Common Stock owned by Corporate Partners. Pursuant to Section 2.1(a) of the respective Stockholder Agreements between Tidewater and Corporate Offshore Partners, and between Tidewater and the State Board, Corporate Offshore Partners requested that Tidewater include in the Registration Statement 121,872 shares of Tidewater Common Stock owned by Corporate Offshore Partners, and the State Board requested that Tidewater include in the Registration Statement 177,810 shares of Tidewater Common Stock owned by the State Board.

                          Page 8 of 9 Pages

                              SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 28, 1995


                                   CORPORATE PARTNERS, L.P.

                                   CORPORATE OFFSHORE PARTNERS, L.P.

                                   STATE BOARD OF ADMINISTRATION OF
                                   FLORIDA

                                     by     CORPORATE ADVISORS, L.P.,
                                            general partner of Corporate
                                            Partners, L.P. and of
                                            Corporate Offshore
                                            Partners, L.P. and attorney-
                                            in-fact for State Board of
                                            Administration of Florida,

                                            by  LFCP CORP.,
                                            its general partner,

                                               by  /s/ Jonathan Kagan
                                                   -----------------------
                                                   Name:  Jonathan Kagan
                                                   Title: President








                          Page 9 of 9 Pages